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                                                                  EXHIBIT (a)(4)
                             KATY INDUSTRIES, INC.
                        6300 S. Syracuse Way, Suite 300
                           Englewood, Colorado 80111
                                 (303) 290-9300

                                                                  April 25, 2001

Dear Katy Shareholder:

   I am pleased to report that on March 29, 2001, Katy Industries, Inc. entered into a Preferred Stock Purchase and Recapitalization Agreement with KKTY Holding Company, L.L.C., an affiliate of Kohlberg & Co. L.L.C.

   Under the Purchase Agreement, KKTY has commenced a tender offer (the "Offer") for up to 2,500,000 shares of Katy common stock at a price of $8.00 per share, net to the seller in cash, without interest. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on June 5, 2001, unless otherwise extended.

   The Purchase Agreement also provides for KKTY to buy 400,000 shares of newly issued convertible preferred stock from Katy at a purchase price of $100 per share (or an aggregate purchase price of $40,000,000) (the "Preferred Stock Purchase"). Proceeds from the Preferred Stock Purchase would principally be used to reduce Katy's existing debt. The Offer and the Preferred Stock Purchase are subject to a number of conditions, including, the tender of at least 2,000,000 shares of Katy's common stock to KKTY in the Offer. The Preferred Stock Purchase is subject to approval by Katy shareholders, as described in a proxy statement dated April 25, 2001 that is being mailed to Katy's shareholders.

   Your Board of Directors has determined that the Offer and the Preferred Stock Purchase are fair to, and in the best interests of, the holders of shares of Katy's common stock, has approved the Purchase Agreement, the Offer, and the Preferred Stock Purchase, and recommends that holders of shares of Katy's common stock consider acceptance of the Offer and the tender of all or part of their shares pursuant to the Offer.

   Accompanying this letter is a copy of Katy's Solicitation/Recommendation Statement on Schedule 14D-9, filed by Katy with the Securities and Exchange Commission.

   Also accompanying this letter is a copy of KKTY's Offer to Purchase and related tender offer materials, including a Letter of Transmittal for use in tendering your shares of common stock. These documents set forth the terms and conditions of the Offer and provide instructions for tendering your shares of common stock.

   We urge you to read all of the enclosed materials carefully.

   The management and directors of Katy thank you for the support you have given Katy.

                                          Sincerely,

                                          /s/ Robert M. Baratta

                                          Robert M. Baratta
                                          President and Chief Executive
                                           Officer